Filed by Global Crossing Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Global Crossing Limited

Commission File No.: 001-16201

MANAGEMENT DISCUSSION SECTION

Operator: Ladies and gentlemen, thank you for standing by. Welcome to the Global Crossing Second Quarter 2011 Earnings Conference Call. During the presentation, all participants will be in a listen-only mode. Afterwards, we will conduct a question-and-answer session. [Operator Instructions] As a reminder, this conference is being recorded, Wednesday, July 27, 2011.

It is my now pleasure to turn the conference over to Mark Gottlieb, Senior Vice President, Finance. Please go ahead, sir.

Mark A. Gottlieb, SVP-Finance & Head-Investor Relations

Thanks, Tina. Good morning, everyone, and thank you for joining us today for our second quarter 2011 earnings call. John Legere, our Chief Executive Officer, and John Kritzmacher, our Chief Financial Officer, are here with us today. They’ll each share their comments, after which we’ll open the call for some questions.

Presentation slides can be viewed online to help you follow our prepared remarks today. They are available via webcast, which you can access through our Investor Relations site if you go to www.globalcrossing.com, access the Investors site and follow the links to the webcast.

Please note that the financial results discussed on this call are unaudited results and are subject to adjustments in our final audited results to be included in our Annual Report on Form 10-K.

Next, I would like to remind everyone that statements made herein that are not historical financial results are forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934. Our actual results could differ materially from those projected in these forward-looking statements.

Factors that could cause actual results to differ materially from those in these forward-looking statements are contained in our reports filed or furnished to the SEC, including our Annual Reports on Form 10-K and quarterly reports on Form 10-Q. We are not obligated to publicly update or revise these forward-looking statements to reflect future events or developments, except as required by law.

Information contained herein is in summary format only and is qualified in its entirety by reference to the financial statements and other information contained in our Forms 10-K and 10-Q. We refer you to our financial press releases, posted at www.globalcrossing.com, which include explanations of and reconciliations with the closest GAAP financial measures for our non-GAAP measures, such as operating income before depreciation and amortization, or OIBDA, free cash flow, and constant currency measures.

With that, I’ll turn the call over to John Legere.

John J. Legere, Chief Executive Officer

Okay. Thank you, Mark. Good morning, good afternoon and good evening, and thank you everybody for joining us. Let me begin with a few comments on the progress that we’ve made regarding the definitive agreement to combine with Level 3 that we announced in April of this year.

The combination with Level 3 is progressing in all aspects relating to the anticipated closing and successful integration. The regulatory process is moving forward, integration planning is well underway, and Level 3 has made substantial progress towards refinancing the Global Crossing debt at very attractive rates. We continue to expect the combination to close before the end of the year.

As I said last time, we remain very excited about the compelling strategic fit of the two companies and the value it creates for our customers and for our investors. The combined company will have increased global product and network scale to better serve our customers, while producing significant cost synergies. This will result in a company that is more competitive and compelling alternative to the incumbents around the globe.

Meanwhile, Global Crossing remained very focused on operating our business and executing our strategy. I’m pleased to report that this execution resulted in strong sequential improvements in our financial performance for the quarter as well as positive leading indicators that demonstrate strong operating momentum.

We continue to successfully move up the value chain and capture growth opportunities for advanced IP, Ethernet, data center, managed, collaboration and cloud-based solutions and all the applications they enable. Now, let me move into a brief summary of our second-quarter financial results.

I’m pleased to report that in the second quarter, our strategic invest and grow revenue, which consists of our business serving global enterprises and carrier customers, excluding wholesale voice, increased 6% sequentially and 12% year-over-year.

OIBDA increased 14% sequentially and 3% year-over-year. This growth is consistent with the annual guidance we provided in February. We also improved our free cash flow, generating $10 million of free cash flow in the second quarter.

We had our second consecutive breaking record order intake with average orders of $5 million of monthly recurring revenue. This order intake surpassed our prior record volume of $4.8 million, which was achieved just last quarter.

As a key leading indicator, it provides a solid foundation for future growth. The quality of our order book continues to be driven by VPNs over IP and Ethernet, broadband services as well as hosting managed and collaboration services.

Contributing to these improvements in order intake is our continuing investment in sales resources, as we have added approximately 10% to our quota-bearing sales professionals since the end of last year. Revenue attrition, which includes repricing of contracts and disconnects, was in line with historical levels, which was down from slightly higher seasonal attrition levels in the first quarter.

Now, let me share with you what we’re seeing in the market. First, demand in Rest of World region, which for us consists primarily of our North American operations, remained strong; particularly, in the areas of VPNs over IP and Ethernet and our portfolio of IP-based collaboration solutions.

Second, in Latin America, data center and IP-based solutions remained strong, continuing their role as key drivers of demand, especially in Brazil which together with Colombia and Argentina has been an engine of growth in the region. Third, in the U.K., we are working with customers in the government sector on new initiatives that will translate into future revenue opportunities.

For example, we recently announced that GCUK has been named one of only three suppliers for the U.K. government’s Managed Telecommunications Convergence Framework, known as MTCF, which broadens the opportunity for GCUK to sell IP and communication services to an expanded addressable market of 6 million U.K. users. In addition, we saw continued demand for IP solutions in the non-government enterprise segment, where we continue to invest to diversify and grow our customer and revenue base.

During the second quarter, we continued to make strategic investments to increase capacity, move up the value chain, and capitalize on growth opportunities. We have upgraded our network, increasing capacity in our subsea, terrestrial and Layer 3 network to support strong growth.

We’ve expanded our product and solution portfolio, enhancing our suite of security solutions to include a new global managed security service and security consulting service. We’re also extending the reach of our global EtherSphere VPLS service by more than 40 new locations in the United States, Europe, and China by the end of 2011, which will then bring our total deployment to approximately 200 locations worldwide.

To differentiate the customer experience, we deliver and we provide our customers with the tools to self manage their resources and infrastructure. We recently enhanced uCommand, our self-service tool by enabling network management and monitoring capabilities for EtherSphere services.

These constant upgrades, additions and enhancements to the products and services we deliver to address our customers’ business requirements are the essential underpinnings for the growth that you see.

Coupling our global portfolio of products and services with an intense focus on differentiating the customer experience is a powerful combination in a competitive market. In our most recent customer satisfaction survey of our enterprise customers, the percentage of customers who said they were – quote – “very likely to recommend Global Crossing” remained about 20 percentage points higher than those who were – quote – “very likely to recommend our competitors.”

We can see, in the order flow, the results of our strategy of moving up the value chain to provide advanced value-add solutions to customers with global requirements. This includes bundling managed services or applications with network services, particularly with their global requirements.

For example, we are providing a globally managed network and security solution to a leading provider of high-quality, high-purity specialty chemical materials. This includes a deployment of a global VPN and managed firewalls to their office locations in the U.K., North America and Asia.

We announced also that we are providing IP services, including voice and data transport, dedicated internet access and video conferencing, to Sapore, a large, multi-national catering company in Brazil. These services will be layered on to their global MPLS IP network. Sapore also is currently using hosting, storage and back-up services through Global Crossing’s data centers.

We also are now providing a collaboration services solution to one of the largest diversified financial service organizations. The solution provides for reservationless conferencing, web-based and operator-assisted conferencing services and includes an online customized provisioning tool.

Finally, as we stated last time, higher-end housing and data center hosting services continue to be a key focus and engine of growth for our business. Offering these services as well as bundling them with network solutions is critical to our strategy of moving up the value chain.

Our data center and colocation services generated $44 million of revenue in the second quarter, an increase of 10% sequentially and an increase of 38% year-over-year. We will continue to augment capacity in our data centers and colocation facilities while investing in development of capabilities on the emerging cloud-based utility service model that leverages our data center footprint.

In summary, we are very pleased with our second-quarter revenue, OIBDA, and cash flow performance. Leading indicators show solid momentum and operational focus in the business. Over the coming months, we will continue to focus on executing our plan and strengthening our unique global capabilities and differentiated value proposition while planning for the successful execution of our strategic combination with Level 3.

John Kritzmacher will now give you more specific detail on our financial results for the second quarter.

John A. Kritzmacher, Chief Financial Officer & Executive Vice President

Thank you, John, and hello, everyone. As noted in John’s comments, our second-quarter results reflect solid progress and accelerated momentum toward the achievement of our annual guidance. In my remarks today, I’ll review our financial results for the second quarter and provide more detail on our progress.

In the second quarter, the company generated invest and grow revenue of $622 million, a sequential increase of $35 million, or 6% and a year-over-year increase of $67 million, or 12%. Movement in foreign exchange rates favorably impacted invest and grow revenue by $9 million sequentially and $22 million year-over-year.

On a constant currency basis, invest and grow revenue increased 4% sequentially and 8% year-over-year. Beyond the foreign exchange impacts, the sequential and year-over-year increases were primarily driven by higher sales to enterprise customers in the Rest of World and GC Impsat segments.

On constant currency basis, Rest of World increased 5% sequentially and 10% year-over-year. Roughly half of the revenue growth, both sequentially and year-over-year, was driven by strength in our North America enterprise business including our Federal Government channel and our collaboration business.

In addition, the sequential and year-over-year growth included $9 million for two individually significant customer buyouts of long-term obligations under existing contracts and year-over-year Genesis Solutions contributed $9 million in revenue.

In constant currency terms, GC Impsat increased 7% sequentially and 15% year-over-year. Sequentially, all countries in the GC Impsat segment contributed to growth. Year-over-year revenue growth was primarily driven by Brazil, which together with Argentina and Colombia, has been a consistent engine of growth in this segment. We saw particular strength in our IP-based services and data center solutions.

Finally, GCUK decreased 1% sequentially and 6% year-over-year in constant currency terms. Sequentially, GCUK revenue declined due to lower equipment sales partially offset by higher sales to non-government enterprise customers. Year-over-year, invest and grow revenue declined principally due to price reductions associated with recent contract renewals and extensions accompanied by lower equipment sales.

We continue to pursue broader enterprise and government opportunities in the UK, and we expect over time that our investment in sales resources and enhanced service capabilities will offset pressure from price reductions in the existing base.

In the second quarter, the company generated consolidated revenue of $692 million, an increase of 5% sequentially and 10% year-over-year. On a constant currency basis, consolidated revenue increased 3% sequentially and 6% year-over-year. Our revenue base continues to evolve in favor of our strategic invest and grow revenue, which increased to 90% of consolidated revenue in the second quarter as compared to 88% in the year-ago period.

Wholesale voice revenue was $69 million in the second quarter, representing a sequential and year-over-year decrease of 7%. We continue to emphasize margin optimization over revenue growth with this non-

strategic product offering. Since nearly all of this revenue is earned in the U.S., it was not materially impacted by movement in foreign exchange rates.

Gross margin in quarter was $224 million, a sequential increase of $19 million and a year-over-year increase of $25 million. Movement in foreign exchange rates favorably impacted gross margin by $2 million sequentially and $7 million year-over-year. The sequential increase in gross margin was primarily driven by higher revenue and improved sales mix, partially offset by higher accrued incentive compensation.

The year-over-year gross margin improvement was primarily driven by revenue growth and improved sales mix, partially offset by planned increases in payroll costs and higher accrued incentive compensation. Sequentially and year-over-year, the margin contribution from the aforementioned customer contract buyouts was largely offset by an increase in accrued annual incentive compensation this quarter. The higher annual bonus accrual reflects an improvement in forecasted performance relative to our internal bonus targets for the year.

Gross margin as a percentage of revenue was 32.4% in the second quarter reflecting an increase of 140 basis points over the first quarter and 80 basis points over the year-ago period. For the second quarter, we reported $128 million in SG&A expense, a sequential increase of $7 million and a year-over-year increase of $22 million.

The sequential and year-over-year increases reflect higher accrued incentive compensation and $3 million of professional fees associated with the Level 3 combination. In addition, the year-over-year increase in SG&A includes planned increases in payroll costs accompanied by an unfavorable foreign exchange impact of $4 million.

During the quarter, we accrued a total of $21 million for incentive compensation, an increase of $7 million sequentially and $8 million year-over-year. The $21 million of incentive compensation recorded in the quarter consisted of a $4 million charge for stock-based accruals primarily for long-term incentive stock grants and $17 million in cash based accruals, primarily for the 2011 annual bonus program. As a reminder, approximately 55% of the incentive compensation accrual is reflected in cost of revenue and the remainder is reflected in SG&A.

OIBDA in the second quarter was $96 million, a sequential increase of $12 million and a year-over-year increase of $3 million. OIBDA as a percentage of revenue was 13.9% in the second quarter compared with 12.7% in the first quarter and 14.8% in the year-ago quarter.

Note that both the sequential and year-over-year OIBDA comparisons include approximately $9 million of benefit from the aforementioned customer contract buyouts, which was more than offset by additional accrued incentive compensation in the current quarter and $3 million of professional fees related to the Level 3 combination.

The year-over-year movement also includes expected increases in payroll costs, which we discussed when we provided our annual guidance at the beginning of the year. These costs are related to increases in sales head count, merit and inflation driven salary increases and restoration of the companies 401(k) match.

On a segment basis, Rest of World OIBDA was $29 million, an increase of $12 million sequentially and a decrease of $3 million year-over-year. The sequential increase was primarily due to higher revenue and improved mix including $9 million from the aforementioned contract buyouts in the quarter, partially offset by an increase in accrued incentive compensation and $3 million of professional fees associated with the Level 3 combination. The year-over-year decrease was attributable to an unfavorable foreign exchange impact of $3 million.

Higher revenue and improved mix, including the aforementioned contract buyouts in the quarter, were offset by the planned increases in payroll costs, including higher accrued incentive compensation and $3 million of professional fees associated with Level 3 combination.

GC Impsat’s OIBDA was $50 million, an increase of $1 million sequentially and an increase of $9 million year-over-year. The sequential increase was primarily driven by sales growth and improved sales mix, partially offset by an increase in payroll costs, accrued incentive compensation, and a favorable adjustment to provisions for contingent liabilities in the prior quarter. The year-over-year increase was primarily driven by higher revenue and improved sales mix, as well as the favorable foreign exchange impact of $4 million, partially offset by increases in payroll costs, accrued incentive compensation, and real estate cost.

And finally GCUK’s OIBDA was $17 million, a decrease of $1 million sequentially and $3 million year-over-year. The sequential and year-over-year decreases were primarily driven by lower revenue resulting from pricing pressure on contract renewals and extensions.

For the second quarter, we reported free cash flow of $10 million compared with free cash flow of negative $93 million in the prior quarter and free cash flow of negative $13 million in the second quarter of 2010. The sequential increase in free cash flow was largely due to improved working capital performance, higher receipts from IRUs and prepaid services, increased OIBDA, and a timing driven decrease in cash interest. Please keep in mind that due to timing of interest payments on our major debt instruments, our cash interest payments are higher in the first and third quarters of each year. The year-over-year increase in free cash flow was principally driven by higher receipts from IRUs and prepaid services and an increase in OIBDA.

Cash flow provided by operating activities for the quarter was $56 million including cash used from operating working capital of $21 million after interest payments of $37 million. We received $38 million in proceeds from the sale of IRUs and prepaid services, and we used $59 million for capital expenditures and principal payments on capital leases.

In addition, we entered into $23 million of new capital leases and other financing arrangements during the second quarter to fund various equipment purchases and software licenses.

Turning briefly to our capital structure, there were no material changes during the second quarter. We ended the quarter with a total cash balance of $269 million, including $10 million of restricted cash. This compares to an ending cash balance of $274 million at the end of the first quarter, including $9 million of restricted cash.

In summary, our second-quarter results reflect solid progress and accelerated momentum toward the achievement of our annual guidance. Invest and grow revenue increased 4% sequentially and 8% year-over-year on a constant currency basis.

Revenue growth and improved mix drove improved profitability. OIBDA increased to $96 million for the second quarter, representing 14% growth sequentially. We generated positive free cash flow of $10 million, reflecting strong improvement both sequentially and year-over-year. We had another quarter of record order intake, and we expect to improve order intake in the first half of the year to fuel revenue growth as we make our way through the second half of the year. Clearly, we are building strong operating momentum in our business as we continue to prepare for our strategic combination with Level 3.

This completes my prepared remarks for today, and now I’ll turn to our operator to open the line for questions.

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] Our first question comes from the line of Donna Jaegers of D.A. Davidson. Please go ahead.

<Q – Donna Jaegers – D. A. Davidson & Co.>: Hi. Good morning, guys. Thanks for taking my questions, just a few. On the customer buyout, can you give us a little more color on that as far as, obviously that was all margin, that was in the Rest of World business, are they still a continuing customer? Can you give us any more color around that, and then I’ve got two others?

<A – Gary Breauninger – Chief Financial Officer-North America>: Yeah, Donna, it’s Gary. How are you? Thanks for the question.

<Q – Donna Jaegers – D. A. Davidson & Co.>: Hi.

<A – Gary Breauninger – Chief Financial Officer-North America>: In the case for this quarter much like previous quarters we’ve had these buyouts, when they’re significant we call them out. And in the cases for this quarter, in particular two events, they are existing customers and will continue to be existing customers, and in both cases what we’ve done is worked with the customer to not only return some facilities in which we can reuse them and sell and which are still – we’re still seeing demand for it, but also for the customer themselves to rework their networks and groom their networks, which should unlock future business. So it’s sort of a give and take, and we’ll try to work with our customers while controlling and making sure we optimize the economic benefit but also allowing the customer to expand and change their configuration and groom their network.

<Q – Donna Jaegers – D. A. Davidson & Co.>: Okay, great. And then on the IRUs, the increase in sales this quarter, anything particular that you can mention about the length of the IRUs or the location of the IRUs?

<A – Gary Breauninger – Chief Financial Officer-North America>: Hi, Donna. Gary again. Yeah, nothing that’s off trend. I mean we, maybe this quarter, had some more IRUs than expected in Europe for facilities but the same type of tenor you’ve seen as far as the traditional IRUs are concerned, anywhere between 10 and 15 years for the structured capacity. In some cases for some of the prepays more in the two to five-year range, but the vast majority that looks like it has in prior quarters.

<Q – Donna Jaegers – D. A. Davidson & Co.>: Okay. And then the second request from the DOJ, can you give us any color on what that was concerning, and do you anticipate any issues with closing the deal?

<A>: John McShane – General Counsel and Executive Vice President>: Yeah, hi, Donna. It’s John McShane. On that I think we’ve said a couple times we continue to expect a transaction close by the end of the year as we previously announced. Too much more detail on that I don’t think we’re going to give on this call. Or later, if anything significant develops, we’ll consider further disclosure in that regard.

<Q – Donna Jaegers – D. A. Davidson & Co.>: Okay, thanks. That’s all my questions.

Operator: Thank you. Our next question comes from the line of Colby Synesael of Cowen & Co. Please go ahead.

<Q – Colby Synesael – Cowen & Co.>: Great. I have two questions. The first one, I was just curious if you’re seeing any impact on your business whatsoever as it relates to the pending deal with Level 3, and I guess some of the things I’m thinking about are you seeing any churn already, perhaps some people being concerned about redundancy issues when the two companies merge, or even new revenue opportunities as people consider signing a deal with you and what that could actually imply for them when you merge with Level 3 or even in an opportunity to partner with Level 3 perhaps on some of the opportunities before the deal actually closes?

And then my second question, this is much more broad and you can take it how you like, but I wanted to know if you’re seeing any change in the industry as it relates to transit agreements and more specifically, if we’re seeing increasing demand for, excuse me, increasing demand for bandwidth, and more specifically for the top video, is beginning to alter how the ecosystem is that you work within? Thanks.

<A – John Legere – Chief Executive Officer>: Let’s try, this is John. I would try a couple things and then I don’t know if Neal, I don’t know if Mike will try that if not, Dave Carey can comment. I think the parts of our results that you have to look at is remember the deal was announced in April, so that our customer purchase behaviors can be seen both in the order volumes that have been consummated in the first and second quarters, or the last two quarters, and as we’ve announced we’ve had record order volumes in the last two quarters, including our largest order volume ever in this quarter. And the attrition rate in Q2, we announced, is down from where it was in Q1, so seasonally down. So those are some of what we are seeing.

Naturally, in communicating with Jim Crowe as well, there are small groups of customers from each side who have done business with either side and customers that do business with both. But in general, I’ve seen a reaction from our customers that are – the positives far outweigh any questions they have, and they have had questions. And I would say that, in general, the ability to go out and answer those questions turned out to be a good selling opportunity for our sales teams, both for current and for future periods. And so far, I think, it has positioned us both very well. I don’t know, Gary can comment further on that as well as on the transit question.

<A – Gary Breauninger – Chief Financial Officer-North America>: Yeah, to the point, what we’ve talk the vast majority of our enterprise customers, they are clearly excited about the ability of Global Crossing to be able to start selling a deeper metro footprint and perhaps a CDN product at a point in time, so the question is more about when can we start cross selling the product as opposed to anything else that has been received very positively. And across the board, we’ve had a lot of conversations on the enterprise side.

Can you just repeat the question on the transit side, if you won’t mind?

<Q – Colby Synesael – Cowen & Co.>: Sure. There’s been some talk essentially, if you will, an impact essentially I guess left over from the Level 3 and Comcast issue that surfaced, I guess, late last year. And there’s been some chatter, I guess, in the marketplace that we’re starting to see a change in IP transit agreements and more specifically that the increasing demand with a more specifically over the top video maybe beginning to alter the ecosystem in terms of whose actually paying who and to what degree, and I was just curious if you’re actually seeing any of that?

<A – David Carey – Executive Vice President, Chief Marketing Officer>: Colby, this is Dave Carey. I’ll take that one. I think our observation is that it is still quite early, and we’ve not seen any material change in the sources of demand in terms of the clients whether they would be on either side of the ecosystem, if you will.

Now clearly, volumes have been increasing, and I think it is an observation that as each of us as consumers are watching more content online over the top as you characterized it that that clearly is a source of that demand, but it can be originated on the other side of the ecosystem by CDN or even an enterprise who is pushing that over the top video.

So we have – so to sum it up, we’ve seen the increase in demand, but we’ve not really seen a shift in terms of the sources of that demand vis-à-vis Eyeballs or the content side of the ecosystem.

<Q – Colby Synesael – Cowen & Co.>: Okay. Thank you.

Operator: Thank you. Our next question comes from Vinson Walden of Thornburg Investment.

<Q – Vinson Walden – Thornburg Investment Management, Inc.>: Good morning. My question is for John Legere, regarding the Impsat business. Could you comment a little bit more on why the pickup in growth this year versus last year, even though I think the macro backdrop is similar over that time period? And then I have one follow-up.

<A – John Legere – Chief Executive Officer>: I can do one better. I can let Hector Alonso down from Latin America tell you specifically. So Hector, do you want to comment on your business?

<A – Hector Alonso – Managing Director, Latin America>: Sure. Sure. As you mentioned part of that is of course, the back half of the macro but in reality there is pent-up demand in general terms, number one, for bandwidth and broader penetration is increasing. There’s a lot of efforts coming out of different countries pushing hard to increase the global penetration.

Video is really also – on mobile is also sort of driving new opportunities. And of course, the enterprise market, which is basically the largest contributor to this growth, is also demanding for new services, in particular, in Brazil which is really the engine of growth together with Colombia and Argentina. And of course, the integrated services that we provide including data center and the pent-up demand on data center are really responsible for this interesting growth.

<Q – Vinson Walden – Thornburg Investment Management, Inc.>: Okay. Thank you, Hector. Anything in particular that’s different this year though versus last year, or maybe there’s one or two lumpy kind of contracts there?

<A – Hector Alonso – Managing Director, Latin America>: No, I think that one of the particular elements has been that there have been a lot of opportunities in the data center, probably larger than in the past, and I think that the trend of the companies outsourcing services to the expert on the combined IP and telecom services are really going up. So that’s I think something different than in the past.

<Q – Vinson Walden – Thornburg Investment Management, Inc.>: Okay, great. I appreciate that. And John on the U.K., how do you feel about progress there now? Do you see signs of U.K. stabilizing or are there additional measures we should take from here?

<A – John Legere – Chief Executive Officer>: I think you’ve described it well. I would call the U.K. stable. I think we’ve put significant amounts of activity including tremendous amount of focus on additional sales head count into the non-governmental side.

We’ve been holding our own in the government space including as the contract that I outlined where we were in the top three providers that will give us an expandable base of 6 million U.K. additional government customers. But we need further accelerated productivity in our expanded enterprise sales force, and the funnels look good, the activity looks good. It’s a tough competitive market. I think we’re in as good a position as anybody in the U.K., but U.K. is certainly an area of continued focus for us.

<Q – Vinson Walden – Thornburg Investment Management, Inc.>: But you feel like the stabilization is within sight at this point, I guess? It doesn’t look like that so far based on the reported numbers?

<A – John Legere – Chief Executive Officer>: Yeah, I would say the business in the U.K. is stable and I would say stabilization is the outlook.

<Q – Vinson Walden – Thornburg Investment Management, Inc.>: Yeah. Okay, great. Thanks very much.

Operator: Thank you. [Operator Instructions] We do have a follow-up question from the line of Donna Jaegers of D.A. Davidson. Please go ahead.

<Q – Donna Jaegers – D. A. Davidson & Co.>: Hey. Thanks, guys. Just two other quick questions, on – one of the synergies with the Level 3 deal is obviously moving to shorter access loops in the U.S. Can you talk a little about the length of the contracts that you have for access now in the U.S.? How long are those contracts?

<A – Gary Breauninger – Chief Financial Officer-North America>: Hey, Donna. Gary again. They, as you know, they vary depending on obviously the incumbent, depending on whether we’re using one of the big guys, if you will, versus maybe some of the more competitive access players and which term plan you might sign up for. I think what we’ve done, and we’ve done it prudently since really about four or five years, as we sign up for certain longer-term plans, longer term is defined as no longer than two to three years, where we ensure that that’s the place where we believe we’d optimize the access footprint as much as we can.

As we – as our contracts come up for renewal now, we clearly will be a little more cautious on how long we enter into those agreements. But it’s really the same blocking and tackling we’ve done for about six to seven years and trying to not enter into too many long-term contracts where we have scale.

<Q – Donna Jaegers – D. A. Davidson & Co.>: Okay.

<A – David Carey – Executive Vice President, Chief Marketing Officer>: Yeah, Donna, this is Dave. Just one other footnote on that, underneath each of those master service agreement type contracts with our individual circuit terms which are obviously tailored to these contracts with the customers. So those will come up on a regular basis. When we actually did the synergy planning between the company related to access, we did it at a granular level on a circuit by circuit basis, so that the pro forma that we’re working towards on the integration plans are styled right down at the individual circuit level, not just up at the macro contract between the service providers.

<Q – Donna Jaegers – D. A. Davidson & Co.>: Great. And then on the data center capacity utilization, you guys had a slide in your deck but it was too small and my eyes are getting too old to see all of the numbers. Can you give us just a quick read on where you’re at as far as capacity utilization in your data centers?

<A – Gary Breauninger – Chief Financial Officer-North America>: Yeah, Donna. At an aggregate level, the chart reads somewhere in the 90% utilized space. I wouldn’t read anything into that other than, our plans are to continue expansion clearly in Latin America and even in our Europe data center footprint. The way the data center build has gone over the past six, seven, eight quarters is similar to our long haul network in that a modular approach to smaller build-outs when we recognize demand we could do pretty quickly and augment pretty quickly throughout the year. Dave, if you’ve got any additional comments as far as that utilization?

<A – David Carey – Executive Vice President, Chief Marketing Officer>: Yeah, just maybe a little bit of color point around that. On average, for the tighter centers, we’ve got six to 12 months worth of inventory, and where we are closer to that six months, they are augments in flight right now. So for example, in London, in Amsterdam there are flights in. There is work going on in the data center in São Paulo, as well as prep work for an expansion in Colombia and potentially in Rio.

Those would be the ones where we see the utilization and demand running the highest. But we normally try to manage that inventory level with a forward view on it, the 12 months or so which gets us into our replenishment cycle.

<Q – Donna Jaegers – D. A. Davidson & Co.>: And you have room – in the slide you mentioned London, Amsterdam, São Paulo, Colombia, and Rio, you have room within those data centers to create more space modularly?

<A – David Carey – Executive Vice President, Chief Marketing Officer>: That’s absolutely correct. And then there are – when we get into more detail in South America, we can on – within the planning horizon actually see building expansions in São Paulo and Colombia on the planning horizon.

<Q – Donna Jaegers – D. A. Davidson & Co.>: Great. All right. Thanks, guys.

Operator: Gentlemen, there are no further questions at this time. I will turn the conference back over to you for closing remarks.

John J. Legere, Chief Executive Officer

Okay. Well thanks, everyone for joining, and we look forward to updating you again with our third-quarter results. I appreciate your time. Thank you very much.

Operator: Ladies and gentlemen, that does conclude the conference call for today. We thank you for you for your participation and ask that you please disconnect all lines. Thank you. Have a good day.